FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2006

Commission File Number: 001-14554

Banco Santander Chile

Santander Chile Bank

(Translation of Registrant’s Name into English)

Bandera 140

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F       X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the

Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)

under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander Chile

Item
1.	Press release dated August 31, 2006, in relation to the ruling of the 10th Court of Appeals of Santiago.

Item 1

Press statement

Santiago, August 31, 2006. In relation to the ruling of the 10th Court of Appeals of Santiago, that indicts the General Counsel of Banco Santander- Chile, Mr. Gonzalo Romero, we inform the following:

1.	The ruling relates to the repayment by Inverlink Corredores de Bolsa of a Ch$980 million (equivalent to US$1.8 million) loan made to it by Banco Santander - Chile. Repayment was made by tendering to Banco Santander - Chile a cashiers check issued by another bank in favor of Banco Santander Chile. The Bank was not legally required to verify the authenticity of the cashiers check and, accordingly, cashed it in satisfaction of its loan to Inverlink. Subsequently, the Bank learned that the cashiers check had been fraudulently obtained from the issuing bank by a third party.

2.	It is important to note that this ruling reverses previous rulings issued by the Judge that investigates this case, which had freed the General Counsel from any misdoings.

3.	The Bank has actively cooperated with the investigation and will continue to do so until this matter is resolved.

4.	The Bank is convinced that the actions of this company and those of the General Counsel, who will continue in his position, were in strict conformity with the law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Chile

Date:	September 18, 2006	By:	/s/ Gonzalo Romero
		Name:	Gonzalo Romero
		Title:	General Counsel